Item 3

ICICI Limited


Performance Review for the three-month period ended June 30, 2000 of ICICI Bank Limited (subsidiary of ICICI Limited)

ICICI Bank reports a near doubling of its net profits for the first quarter of this fiscal. The net profit was Rs. 40.14 crores as compared to Rs. 20.25 crores for the corresponding period in the previous financial year.

The Board of Directors of the ICICI Bank Limited (NYSE Code : IBN) met in Mumbai, India, on July 20, 2000 and adopted the audited financial results drawn up as per the accounting standards followed in India for the three-month period ended June 30, 2000. The Board of Directors also took on record the Bank's unaudited financials prepared under the United States Generally Accepted Accounting Principles (US GAAP) for the same period.


Results as per the accounting standards followed in India

For the first quarter ended June 30, 2000, the net interest income showed an increase of over 124 per cent at Rs. 85.37 crores (previous year corresponding period - Rs. 38.09 crores). Interest income increased by 43 per cent to Rs.
283.56 crores (previous year corresponding period - Rs. 198.92 crores). Overall, other income recorded a growth of 34 per cent to Rs. 31.23 crores (previous year corresponding period - Rs. 23.28 crores), aided by fee income growth of 101 per cent. During the quarter, backed by its increased net worth, the Bank reshuffled the composition of its deposits by gradually liquidating higher-cost deposits leading to an improvement in interest rate spreads. Interest expenditure increased by 23 per cent to Rs. 198.19 crores (previous year corresponding period - Rs.160.83 crores). Operating profit increased 71 per cent to Rs. 61.87 crores compared to Rs. 36.21 crores of the corresponding period in the previous year. The Return on Average Assets (RoAA) stood at 1.46 per cent for the quarter.

Total deposits as at June 30, 2000 stood at Rs. 8,740 crores as against Rs. 5,954 crores as at June 30, 1999 and Rs. 9,866 crores at March 31, 2000. Total customer assets (including credit substitutes) were at Rs. 5,361 crores, compared to Rs. 3,449 crores at June 30, 1999 and Rs. 5,031 crores at March 31, 2000.

The Bank has provided for depreciation on investments, and provision for bad debts and standard assets as per the guidelines of the Reserve Bank of India. The ratio of net non-performing assets to total customer assets remained more or less unchanged at 1.16 per cent on June 30, 2000 as against 1.14 per cent on March 31, 2000. The Bank's capital adequacy ratio stood at 19.24 per cent of the risk-weighted assets on June 30, 2000.

Results under US GAAP

For the three-month ended June 30, 2000, the Net-Income for the period increased by 69 per cent to Rs. 44.60 crores from Rs. 26.40 crores. The net interest income after provision for credit losses increased by 159 per cent to Rs. 77.70 crores from Rs.30.00 crores in the corresponding period of the previous financial year.

Significant growth in customer accounts

During the first quarter, the Bank added more than 225,000 new customer accounts, including about 100,000 savings bank accounts and ended the quarter with about 875,000 accounts. The number of savings accounts stood at around 400,000. The number of accounts of non-resident Indians increased to about 28,000 and the number of Internet banking customers increased during the quarter from 110,000 to over 155,000. The retail deposits at Rs. 3,663 crores constituted 42 per cent of the total deposits of the Bank.

Technology driven distribution and product strategy

The Bank continued to leverage its strengths in the use of modern banking technology to further improve its customer service. Initiatives in this regard included launch of new products, such as bank@campus for students and kid-e-bank for small children, in line with the Bank's strategy to be associated in all stages of a person's life cycle. Both these products are web-enabled and offer many innovative and attractive features to the target customers. The Bank's web-enabled credit cards launched during January 2000 have received a good response. The Bank issued an additional 19,000 credit cards during the three-month period ended June 30, 2000 taking the total number of cards issued to around 30,000.

The Bank has concluded arrangements with various service providers and along with other companies in the ICICI group, offers its customers a suite of banking and utility products through the Internet. Towards this end, it provides a whole range of services under B2B, B2C, mobile banking, etc. Most transactions have been increasingly web-enabled to offer customers location-independent and time-independent services.

Network expansion

During the quarter, the Bank crossed two milestones by opening more than 100 offices and installing more than 200 Automated Teller Machines (ATMs). During the first quarter, the Bank expanded its distribution network by opening 4 branches and installing 33 additional work-site and off-site ATMs. As at June 30, 2000, the Bank's physical network consisted of 85 branches and 16 extension counters. The Bank had 208 ATMs - the largest network of ATMs in the country - spread across 49 centres in 17 States and Union Territories. This physical distribution network is complemented by other technology driven delivery channels such as web-enabled kiosks, call centres, mobile phones and the Internet.

The summary of the accounts as at June 30, 2000 under both the accounting standards followed in India (audited) and US GAAP (unaudited) is enclosed.

For further queries on results, contact :
            P. H. Ravikumar - (91)-22-653 8413 or 653 8433
         G. Venkatakrishnan - (91)-22-653 8516 or 653 8529
            Mohan N. Shenoi - (91)-22-653 8418 or 653 8487

Note :  (a) Rs. = Indian Rupees        (b) crore = 10 million
        (c) B2B - Business to Business (d) B2C - Business to consumer

Audited financial results for the quarter ended June 30, 2000

                                                                                (Rupees in crores)
Sr.
No.                   Particulars                                   Quarter ended      Year ended
----                  -----------                               --------------------   ----------
                                                                June 30,    June 30,    Mar. 31,
                                                                    2000        1999        2000
                                                                --------    --------    --------
1.   Interest Income                                              283.56      198.92      852.87
2.   Other Income                                                  31.23       23.28      194.05
3.   Total Income                                                 314.79      222.20     1046.92
4.   Interest Expenditure                                         198.19      160.83      666.95
5.   Total Operating Expenditure
     (a) Staff Cost                                                12.03        6.84       36.37
     (b) Depreciation                                               2.67        4.09       24.79
     (c) Other Expenditure                                         40.03       14.23       92.15
6.   Total Expenditure (4) + (5)                                  252.92      185.99      820.26
7.    Gross Profit before tax and provisions                       61.87       36.21      226.66
8.   Provision for taxes                                            7.66        1.42       33.02
9.   Other provisions                                              14.07       14.54       88.34
10.   Net Profit                                                   40.14       20.25      105.30
11.  Paid up Equity Share Capital                                 196.82      165.00      196.82
12.  Reserves (excluding Revaluation Reserves)                    992.82      163.58      952.69
13.  Total deposits                                              8739.77     5954.39     9866.02
14.  Total advances (including Credit substitutes)               5361.48     3448.56     5030.96
15.  Basic and diluted Earnings Per Share (not annualised for
     the quarters) (in rupees)                                      2.04        1.23        6.38

Notes :

1. Out of amortised ADS issue expenditure, Rs.2.45 crores has been charged off during the quarter.
2. Depreciation on fixed assets has been charged over the estimated useful life of the fixed assets on a straight line basis against WDV basis adopted earlier leading to write back of excess depreciation of Rs.4.96 crores. The amount has been used to increase bad debts provision over and above RBI norm on old NPAs of earlier years.
3. Net non-performing assets on advances (including credit substitutes) is 1.16% (1.14% as on 31.03.2000).
4. Item 5(c) includes Rent, taxes and lighting Rs.6.90 crores (Q1:1999-2000 - Rs.3.86 crores and LY - Rs.18.01 crores). Other items included in 5(c) individually do not exceed 10% of total operating expenditure.


Unaudited financial results under US GAAP accounting

                                                                             (Rupees in crores)
                         Particulars                              Quarter ended     Year ended
                         -----------                           -------------------  ----------
                                                               June 30,   June 30,   Mar. 31,
                                                                   2000       1999       2000
                                                               --------   --------   --------
Net income under US GAAP                                          44.60      26.44      140.20

Reconciliation between US GAAP and Accounting Standards followed in India
Profit under Indian GAAP                                          40.14      20.25      105.30
Deferred taxation                                                  1.06       0.60      (11.30)
Loan impairment                                                   (3.96)      4.20       35.80
ADR Issue expenditure charged to P & L A/c                         2.45         ..        9.90
Others                                                             4.91       1.39        0.50
Profit under US GAAP                                              44.60      26.44      140.20

The above financial results have been taken on record by the Board of Directors of the Bank at its meeting held on July 20, 2000.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', 'aim', 'will likely result', 'believe', 'expected', 'will continue', 'anticipate', 'estimate', 'enable', 'enabling', 'intend', 'plan', 'contemplate', 'seek to', 'future', 'objective', 'goal', 'project', 'should', 'will pursue' and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our and ICICI's Group's ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

July 20, 2000

For further investor queries:

Contact: Bhashyam Seshan at 91-22-653 8420 or email at bhashyams@icicibank.com

END